Strategic Partners Mutual Funds, Inc.
For the period ended 04/30/06
File number 811-08085


SUB-ITEM 77D
Policies With Respect to Security Investment


STRATEGIC PARTNERS MUTUAL FUNDS, INC.

Supplement dated March 14, 2006 to the Prospectus dated February 27, 2006

This supplement sets forth changes to the Prospectus of Strategic Partners Mutual Funds, Inc. ("Company") dated February
27, 2006 as it pertains to Strategic Partners High Yield Bond
Fund (the "Fund"), a series of the Company.

Effective on or about March 20, 2006, Pacific Investment
Management Company LLC ("PIMCO") will join Goldman Sachs Asset
Management, L.P. ("GSAM") as a Sub-Advisor to the Strategic
Partners High Yield Bond Fund.

1. The following disclosure is added in the section of the Prospectus titled "Management of the Funds The Sub-Advisors" on page 111 as a new second and third paragraphs:

For those Funds with a multi-manager structure, Prudential Investments LLC ("PI") determines and allocates a portion of the Fund's assets to each of the Sub-Advisors. Consistent with the overall investment strategy of the Fund, PI periodically rebalances daily cash inflows (i.e., purchases and reinvested dividends) and outflows (i.e., redemptions and expense items) among the Sub-Advisors. In addition, PI periodically reallocates assets among the Sub-Advisors. The allocations will be reviewed by PI periodically, and the allocations among Sub-Advisors for a multi-manager Fund may be altered or adjusted by PI without prior notice.

When using two or more Sub-Advisors a Fund, and by periodically rebalancing or reallocating the Fund's assets among the Sub-Advisors, PI seeks long-term benefits from a balance of different investment disciplines. PI believes that, at any given time, certain investment philosophies will be more successful than others and that a combination of different investment approaches may benefit a multi-manager Fund and help reduce volatility. In addition, the use of several Sub-Advisors for a Fund may help to protect the Fund from capacity risk (a Sub-Advisor's determination to manage a limited amount of assets because of a lack of investment opportunities that appear attractive to the Sub-Advisor).

2. The following disclosure is added in the section of the Prospectus titled "Management of the Funds The Sub-Advisors" immediately preceding the text pertaining to RS Investment
Management L.P on page 118:

Pacific Investment Management Company LLC ("PIMCO") located at 840 Newport Center Drive, Newport Beach, California 92660, serves as Sub-Advisor, with Goldman Sachs Asset Management, L.P. ("GSAM") , for Strategic Partners High Yield Bond Fund. PIMCO is an investment counseling firm founded in 1971. As of December 31, 2005, PIMCO had approximately $594.1 billion of assets under management.

Raymond G. Kennedy, CFA, is the individual at PIMCO primarily responsible for the day-to-day management of the assets of Strategic Partners High Yield Bond Fund sub-advised by PIMCO.

Raymond G. Kennedy is a Managing Director, portfolio manager and senior member of PIMCO's investment strategy group. He manages High Yield funds and oversees bank loan trading and collateralized debt obligations and heads the global high yield business for PIMCO. Mr. Kennedy joined the firm in 1996, previously having been associated with the Prudential Insurance Company of America as a private placement asset manager, where he was responsible for investing and managing a portfolio of investment grade and high yield privately placed fixed income securities. Prior to that, he was a consultant for Andersen Consulting (now Accenture) in Los Angeles and London. He has twenty years of investment management experience and holds a bachelor's degree from Stanford University and an MBA from the Anderson Graduate School of Management at the University of California, Los Angeles.